November 14, 2019

Bonnie Yi Zhang
Chief Financial Officer
SINA Corporation
No. 8 SINA Plaza
Courtyard 10, the West Xibeiwang E. Road,
Haidian District, Beijing 100193
People's Republic of China

       Re: SINA Corporation
           Form 20-F for the Fiscal Year Ended December 31, 2018
           Filed April 30, 2019
           File No. 001-37361

Dear Ms. Zhang:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology